SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Press Release dated 10 November, 2011 captioned “Tata Communications Q2 Consolidated EBITDA up by 60%”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2011. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By	:	/s/ Sanjay Baweja

	Name	:	Sanjay Baweja
November 10, 2011	Title	:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14681

10 November 2011

Sir,

Sub: Press Release -	Tata Communications Q2 Consolidated EBITDA up by 60%

Attached herewith is a copy of the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Satish Ranade

Satish Ranade

Company Secretary &

Chief Legal Officer

To:

1)	Security Code 500483, The Stock Exchange, Mumbai. Fax No. (22) 2272 2037,39,41

2)	Security Code TATACOMM, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 2659 8237,238, 347,348

3)	National Securities Depository Ltd. Fax Nos. : 2497 2993.

4)	The Bank of New York. Fax No. 2204 4942.

5)	Sharepro Services (India) Pvt. Ltd. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071,72

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36, ‘G’ Block, Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai - 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 web site www.tatacommunications.com

For immediate release	PRESS RELEASE

Media Contacts:
Divya Anand Tata Communications +91 8976068777 divya.anand@tatacommunications.com	Rozzyn Boy Tata Communications +44 7780880880 rozzyn.boy@tatacommunications.com

Tata Communications Q2 Consolidated EBITDA up 60%

Core Business is PAT positive; Neotel turns EBITDA positive

•	Consolidated revenue grows 14% YoY in Q2

•	400 bps improvement in Consolidated EBITDA margin

Mumbai, 10 November 2011: Tata Communications has reported its consolidated financial results according to Indian GAAP for the quarter ended 30 September 2011. Gross revenue was at 3,374 crore (US$738 million) for the quarter ended 30 September, 2011 against 2,961 crore (US$637 million) reported in the corresponding quarter last year. Operating profit (earnings before interest, taxes and depreciation) grew 60% to 478 crore (US$105 million) for the quarter ended 30 September, 2011 against 299 crore (US$64 million) in the corresponding quarter last year.

The Global Data and Global Voice segments of Tata Communications’ Core Business also showed strong improvements in revenues and profit margins. The Data segment’s gross revenue grew 12% and the Voice segment’s net revenue grew 4% YoY across their global operations. The Core Business EBITDA margin improved by 370 bps YoY to 16.1% in Q2. On the back of revenue growth and improved operating efficiencies, the Core Business turned profitable with a PAT of 18 crore during the quarter ended 30 September 2011.

Neotel, Tata Communications’ subsidiary in South Africa, continued its growth momentum. It posted a 30% YoY growth in revenue and for the first time reported an operating profit this quarter.

A presentation providing the definitions and a detailed analysis of the results for the quarter ended September 30, 2011 has been uploaded on the Tata Communications website and can be accessed at: http://www.tatacommunications.com/downloads/investors/analyst/FY12_Q2_Results_Analyst_Presentation_vF.pdf

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

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For immediate release	PRESS RELEASE

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited).

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange (NYSE: TCL).

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements.

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